May 29, 2019

Grant Johnson
Chief Executive Officer
Esports Entertainment Group, Inc.
170 Pater House, Psaila Street
Birkirkara, Malta, BKR 9077

       Re: Esports Entertainment Group, Inc.
           Registration Statement on Form S-1
           Filed January 3, 2015

Dear Mr. Johnson:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed May 2, 2019

Cover Page

1. Please revise the disclosure that you "are offering up to _________units" in light of this being a firm commitment offering.
Summary, page 1

2. We note your statement that "At the current time, under our existing Curacao license, we are able to accept wagers from residents of over 149 jurisdictions including Canada,
       Japan, Germany and South Africa." Please disclose in the summary section that bets may not be placed on your website by residents of the United States. In addition, we note the disclosure on page 49 that bets may not be placed by residents of the European Union member countries. Please clarify whether German residents may place bets on your website.
 Grant Johnson
FirstName LastNameGrant Johnson
Esports Entertainment Group, Inc.
Comapany NameEsports Entertainment Group, Inc.
May 29, 2019
May 29, 2019 Page 2
Page 2
FirstName LastName
3. Please revise the sentence beginning with "According to Statista..." to state, if true, that the amount wagered on sports betting in 2015 was $315 million rather than $3.15 million.
Business, page 46

4. In your Growth Strategy section please revise to further explain the difference between Online Esports Tournament Play and Live Esports Tournament
Play.
5. We note your discussion of the U.S. Supreme Court striking down the Professional and
         Amateur Sports Protection Act, a 1992 law that barred state-authorized sports gambling with some exceptions. If material, please discuss the applicability of the Unlawful
         Internet Gambling Enforcement Act of 2006 to your business. Underwriting, page 68

6. Please revise the statement on page 68 that "[i]f all of the units offered by [you] are not sold at the public offering price, the underwriters may change the offering price and other selling terms by means of a supplement to this prospectus" to clarify that, if required, you will file a post effective amendment.
Exhibits

7. Please file your 2014 and 2017 consulting agreements as exhibits or tell us why this is not required pursuant to Item 601(b)(10) of Regulation S-K. Additionally tell us why you are not required to file your agreements with Money Matrix, Partner Matrix, and SportsRadar.
General

8. Please revise to provide all disclosure that may not be omitted pursuant to Rule 430A. For example, but without limitation, we note that you have not disclosed the number of units you are offering, the number of units or warrants to cover over allotments, and exercise price information for the warrants. Additionally please provide disclosure in the Use of
         Proceeds, Capitalization, and Dilution sections using an estimated offering price.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Grant Johnson
Esports Entertainment Group, Inc.
May 29, 2019
Page 3

       You may contact Dana Brown at 202-551-3859 or Anne Parker, Assistant Director, at 202-551-3611 if you have questions .



FirstName LastNameGrant Johnson                        Sincerely,
Comapany NameEsports Entertainment Group, Inc.
                                                       Division of Corporation
Finance
May 29, 2019 Page 3                                    Office of Transportation
and Leisure
FirstName LastName